Exhibit 21.0          Subsidiaries

Name	Jurisdiction
EStar-Solutions (Aust) Pty Ltd	Australia
Fourth Shift Corporation Sdn Bhd	Malaysia
Fourth Shift South Asia Pacific (S) Pte Ltd	Singapore
EStar-Solutions Pte Ltd	Singapore
Fourth Shift Europe Limited	United Kingdom
Fourth Shift Asia Computer Corporation Ltd .	People’s Republic of China
Fourth Shift SA (PTY) Limited	South Africa
Fourth Shift de Mexico, S.A. de C.V .	Mexico
Fourth Shift Asia Computer Corp Ltd.	Taiwan Republic of China